UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

3SBio Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

American Depositary Shares, each representing seven Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

88575Y105

(CUSIP Number)

OrbiMed Advisors LLC

OrbiMed Capital LLC

Samuel D. Isaly

601 Lexington Avenue, 54th Floor

New York, NY 10022

Telephone: (212) 739-6400

Copies to:

Warren S. de Wied, Esq.

Wilson Sonsini Goodrich & Rosati

1301 Avenue of the Americas

New York, New York 10019

Telephone: 212 999-5800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 15, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Introduction

This amendment no. 3 (“Amendment No. 3”) relates to the Ordinary Shares, par value $0.0001 per share, of 3SBio Inc. This Amendment No. 3 is filed jointly by OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware, OrbiMed Capital LLC, a limited liability company organized under the laws of Delaware, and Samuel D. Isaly, an individual (collectively, the “Reporting Persons”) to amend and supplement the Items set forth below of the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 8, 2013 (the “Schedule 13D”), as amended by Amendment No. 1, filed with the SEC on April 11, 2013, and Amendment No. 2, filed with the SEC on April 12, 2013. Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 have meanings provided in the Schedule 13D.

Amendment No. 3 is filed to amend Item 4 and Item 7 of the Schedule 13D as set forth below.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On April 15, 2013, the Reporting Persons issued a press release, a copy of which is attached as Exhibit B.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC and Samuel D. Isaly.

B.	Press Release issued by the Reporting Persons on April 15, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2013

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

OrbiMed Capital LLC

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly

Schedule 13D	Signature Page

EXHIBIT INDEX

Exhibit	Description	Page No.

A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC and Samuel D. Isaly	A-1

B.	Press Release issued by the Reporting Persons on April 15, 2013.	B-1

Schedule 13D	Signature Page